SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2005

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant’s Form 6-K for the month of July 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1.	Press Release dated July 14, 2005

2.	Press Release dated July 14, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
	By:	/s/ Brent Flichel
		Name:	Brent Flichel
Dated: July 14, 2005		Title:	Vice President Finance and CFO

F O R   .   I M M E D I A T E   .   R E L E A S E

Spectrum Signal Processing and General Dynamics to Introduce
Upgraded Modem for U.S. Navy Digital Modular Radios (DMR)

COLUMBIA, MD — July 14, 2005 — Spectrum Signal Processing (USA) Inc. (NASDAQ:SSPI/TSX: SSY) and General Dynamics C4 Systems, a business unit of General Dynamics (NYSE: GD), announced today that the companies will introduce and market an upgraded wideband modem for the U.S. Navy’s AN/USC-61(C) Digital Modular Radio (DMR). The upgrade will allow the DMR, a software-defined radio, to host new wideband Joint Tactical Radio System (JTRS) waveforms, in addition to the existing range of waveforms supported.

The upgraded modem, which was demonstrated to the Navy in late 2004, will enable advanced communications capabilities consistent with JTRS requirements using cost-effective, commercial-off-the-shelf (COTS) technology. General Dynamics has shipped approximately 300 software-defined radios, each with four channels, to the Navy to be installed on ships, submarines, shore sites, and test facilities. The new modem capability will permit the hosting of high-speed networking waveforms to operate over multiple channels on the DMR platform.

“This wideband modem upgrade will now complete the picture by enabling true wideband networking capability,” said Chris Brady, Vice President of Assured Communication Systems for General Dynamics C4 Systems. “In fielding the software-defined Digital Modular Radio to the Navy, General Dynamics has already delivered many of the challenging capabilities required for certification by JTRS.”

Spectrum USA will supply advanced modem technology that General Dynamics will integrate on the DMR platform. Spectrum USA and General Dynamics have successfully collaborated on a number of projects for military communications and signals intelligence.

James P. Atkins, President of Spectrum USA, said, “By leveraging our combined expertise in software defined radios, the General Dynamics-Spectrum USA team will shorten the development cycle to quickly bring new and robust functionality to Navy communications.”

The DMR system is a National Security Agency-certified software defined radio that currently features some JTRS capabilities such as expanded frequency range, multiple software-defined waveforms, multiple independent level security, advanced software and has completed UHF SATCOM waveform conformance testing at Joint Interoperability Test Command (JITC). The system can be used to replace multiple existing radios with a single, easy-to-use system; on certain Navy platforms, it can reduce equipment space requirements by more than 50 percent.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

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FORWARD-LOOKING SAFE HARBOUR STATEMENT

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
Email: brent_flichel@spectrumsignal.com

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F O R   .   I M M E D I A T E   .   R E L E A S E

Spectrum Signal Processing Reports Preliminary Second Quarter 2005 Results

Burnaby, B.C., Canada — July 14, 2005 — Spectrum Signal Processing Inc. today announced its preliminary second quarter results. This release is made to provide full disclosure to the market concurrent with the Company’s announcement of the introduction of a wideband modem upgrade for the US Navy’s AN/USC-61(C) Digital Modular Radio (DMR) with General Dynamics C4 Systems.

Revenues for the company’s second quarter of 2005 are expected to be $3.3 million to $3.5 million. Wireless product and service revenues are expected to be $3.1 million to $3.3 million and packet-voice product and service revenues are expected to be $0.2 million to $0.3 million. The company’s gross profit is expected to be between $2.0 million and $2.1 million representing a gross margin of approximately 59% — 61% of revenues. Operating expenses are expected to be in the $2.4 million to $2.6 million range. The company expects a net loss of between $0.3 million and $0.6 million, or $0.02 to $0.03 per share.

Spectrum anticipates its cash position, net of bank indebtedness, at June 30, 2005 to be approximately $3.4 million, compared to $3.9 million at March 31, 2005.

Spectrum anticipated a substantial decline in packet-voice revenues in 2005 following its decision in early 2004 to cease all new investment in its packet-voice product line. Second quarter and first half of 2005 packet-voice revenues have declined approximately $1.0 million and $2.1 million relative to the same periods in 2004. Conversely, the company’s core wireless product and service revenues have increased over $1.0 million relative to the first half of 2004.

As Spectrum continues to focus its product portfolio and sales activities on wireless C4ISR programs, its operations are becoming increasingly linked with U.S. government procurement cycles. As such, the company sees stronger initial design-in and revenue opportunities in the second half of 2005.

Spectrum will report its second quarter 2005 financial and operating results on July 27, 2005. The company will provide additional information, including a more detailed quarterly review during its regularly scheduled conference call on that date, the details of which will be announced shortly.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, liquidity and capital resources, reliance on significant customers, inflation and foreign exchange fluctuations, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to

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Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

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